UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2

(Amendment No. 1) *

Natera, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

632307 10 4

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 632307 10 4	13 G	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS. Claremont Creek Ventures, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 7,390,337 shares of Common Stock (2)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 7,390,337 shares of Common Stock (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,390,337 shares of Common Stock (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.8% (3)
12	TYPE OF REPORTING PERSON* PN

(1)	This Schedule 13G is filed by Claremont Creek Ventures, L.P. (“CCV”), Claremont Creek Partners, LLC (“CCP”), Claremont Creek Partners Fund, L.P. (“CCPF”), Claremont Creek Ventures II, L.P. (“CCV II”), Claremont Creek Partners II, LLC (“CCP II”), Randall Hawks (“Hawks”) and Nathaniel Goldhaber (“Goldhaber” together with CCV, CCP, CCPF, CCV II, CCP II and Hawks, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes (i) 6,558,616 shares held by CCV, (ii) 611,410 shares held by CCV II and (iii) 220,311 shares held by CCPF. CCP serves as the sole general partner of CCV and CCPF and has sole voting and investment control over the shares owned by CCV and CCPF and may be deemed to own beneficially the shares held by CCV and CCPF. Hawks and Goldhaber are Managing Directors of CCP and share voting and dispositive power over the shares held by CCV and CCPF, and may be deemed to own beneficially the shares held by CCV and CCPF. CCP II serves as the sole general partner of CCV II and has sole voting and investment control over the shares owned by CCV II and may be deemed to own beneficially the shares held by CCV II. Hawks and Goldhaber are Managing Directors of CCP II and share voting and dispositive power over the shares held by CCV II, and may be deemed to own beneficially the shares held by CCV II. CCP II, CCP, Hawks and Goldhaber own no securities of the Issuer directly.
(3)	This percentage set forth on the cover sheets are calculated based on 49,996,087 shares of the Common Stock outstanding as of October 30, 2015, as disclosed in the Issuer’s Form 10-Q for the period ended September 30, 2015, as filed with the Securities and Exchange Commission (the “Commission”) on November 13, 2015.

CUSIP NO. 632307 10 4	13 G	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSONS. Claremont Creek Partners Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 7,390,337 shares of Common Stock (2)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 7,390,337 shares of Common Stock (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,390,337 shares of Common Stock (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.8% (3)
12	TYPE OF REPORTING PERSON* PN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes (i) 6,558,616 shares held by CCV, (ii) 611,410 shares held by CCV II and (iii) 220,311 shares held by CCPF. CCP serves as the sole general partner of CCV and CCPF and has sole voting and investment control over the shares owned by CCV and CCPF and may be deemed to own beneficially the shares held by CCV and CCPF. Hawks and Goldhaber are Managing Directors of CCP and share voting and dispositive power over the shares held by CCV and CCPF, and may be deemed to own beneficially the shares held by CCV and CCPF. CCP II serves as the sole general partner of CCV II and has sole voting and investment control over the shares owned by CCV II and may be deemed to own beneficially the shares held by CCV II. Hawks and Goldhaber are Managing Directors of CCP II and share voting and dispositive power over the shares held by CCV II, and may be deemed to own beneficially the shares held by CCV II. CCP II, CCP, Hawks and Goldhaber own no securities of the Issuer directly.
(3)	This percentage set forth on the cover sheets are calculated based on 49,996,087 shares of the Common Stock outstanding as of October 30, 2015, as disclosed in the Issuer’s Form 10-Q for the period ended September 30, 2015, as filed with the Commission on November 13, 2015.

CUSIP NO. 632307 10 4	13 G	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSONS Claremont Creek Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 7,390,337 shares of Common Stock (2)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 7,390,337 shares of Common Stock (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,390,337 shares of Common Stock (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.8% (3)
12	TYPE OF REPORTING PERSON* OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes (i) 6,558,616 shares held by CCV, (ii) 611,410 shares held by CCV II and (iii) 220,311 shares held by CCPF. CCP serves as the sole general partner of CCV and CCPF and has sole voting and investment control over the shares owned by CCV and CCPF and may be deemed to own beneficially the shares held by CCV and CCPF. Hawks and Goldhaber are Managing Directors of CCP and share voting and dispositive power over the shares held by CCV and CCPF, and may be deemed to own beneficially the shares held by CCV and CCPF. CCP II serves as the sole general partner of CCV II and has sole voting and investment control over the shares owned by CCV II and may be deemed to own beneficially the shares held by CCV II. Hawks and Goldhaber are Managing Directors of CCP II and share voting and dispositive power over the shares held by CCV II, and may be deemed to own beneficially the shares held by CCV II. CCP II, CCP, Hawks and Goldhaber own no securities of the Issuer directly.
(3)	This percentage set forth on the cover sheets are calculated based on 49,996,087 shares of the Common Stock outstanding as of October 30, 2015, as disclosed in the Issuer’s Form 10-Q for the period ended September 30, 2015, as filed with the Commission on November 13, 2015.

CUSIP NO. 632307 10 4	13 G	Page 5 of 13 Pages

1	NAMES OF REPORTING PERSONS. Claremont Creek Ventures II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 7,390,337 shares of Common Stock (2)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 7,390,337 shares of Common Stock (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,390,337 shares of Common Stock (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.8% (3)
12	TYPE OF REPORTING PERSON* PN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes (i) 6,558,616 shares held by CCV, (ii) 611,410 shares held by CCV II and (iii) 220,311 shares held by CCPF. CCP serves as the sole general partner of CCV and CCPF and has sole voting and investment control over the shares owned by CCV and CCPF and may be deemed to own beneficially the shares held by CCV and CCPF. Hawks and Goldhaber are Managing Directors of CCP and share voting and dispositive power over the shares held by CCV and CCPF, and may be deemed to own beneficially the shares held by CCV and CCPF. CCP II serves as the sole general partner of CCV II and has sole voting and investment control over the shares owned by CCV II and may be deemed to own beneficially the shares held by CCV II. Hawks and Goldhaber are Managing Directors of CCP II and share voting and dispositive power over the shares held by CCV II, and may be deemed to own beneficially the shares held by CCV II. CCP II, CCP, Hawks and Goldhaber own no securities of the Issuer directly.
(3)	This percentage set forth on the cover sheets are calculated based on 49,996,087 shares of the Common Stock outstanding as of October 30, 2015, as disclosed in the Issuer’s Form 10-Q for the period ended September 30, 2015, as filed with the Commission on November 13, 2015.

CUSIP NO. 632307 10 4	13 G	Page 6 of 13 Pages

1	NAMES OF REPORTING PERSONS Claremont Creek Partners II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 7,390,337 shares of Common Stock (2)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 7,390,337 shares of Common Stock (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,390,337 shares of Common Stock (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.8% (3)
12	TYPE OF REPORTING PERSON* OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes (i) 6,558,616 shares held by CCV, (ii) 611,410 shares held by CCV II and (iii) 220,311 shares held by CCPF. CCP serves as the sole general partner of CCV and CCPF and has sole voting and investment control over the shares owned by CCV and CCPF and may be deemed to own beneficially the shares held by CCV and CCPF. Hawks and Goldhaber are Managing Directors of CCP and share voting and dispositive power over the shares held by CCV and CCPF, and may be deemed to own beneficially the shares held by CCV and CCPF. CCP II serves as the sole general partner of CCV II and has sole voting and investment control over the shares owned by CCV II and may be deemed to own beneficially the shares held by CCV II. Hawks and Goldhaber are Managing Directors of CCP II and share voting and dispositive power over the shares held by CCV II, and may be deemed to own beneficially the shares held by CCV II. CCP II, CCP, Hawks and Goldhaber own no securities of the Issuer directly.
(3)	This percentage set forth on the cover sheets are calculated based on 49,996,087 shares of the Common Stock outstanding as of October 30, 2015, as disclosed in the Issuer’s Form 10-Q for the period ended September 30, 2015, as filed with the Commission on November 13, 2015.

CUSIP NO. 632307 10 4	13 G	Page 7 of 13 Pages

1	NAMES OF REPORTING PERSONS Randall Hawks
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 7,390,337 shares of Common Stock (2)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 7,390,337 shares of Common Stock (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,390,337 shares of Common Stock (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.8% (3)
12	TYPE OF REPORTING PERSON* IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes (i) 6,558,616 shares held by CCV, (ii) 611,410 shares held by CCV II and (iii) 220,311 shares held by CCPF. CCP serves as the sole general partner of CCV and CCPF and has sole voting and investment control over the shares owned by CCV and CCPF and may be deemed to own beneficially the shares held by CCV and CCPF. Hawks and Goldhaber are Managing Directors of CCP and share voting and dispositive power over the shares held by CCV and CCPF, and may be deemed to own beneficially the shares held by CCV and CCPF. CCP II serves as the sole general partner of CCV II and has sole voting and investment control over the shares owned by CCV II and may be deemed to own beneficially the shares held by CCV II. Hawks and Goldhaber are Managing Directors of CCP II and share voting and dispositive power over the shares held by CCV II, and may be deemed to own beneficially the shares held by CCV II. CCP II, CCP, Hawks and Goldhaber own no securities of the Issuer directly.
(3)	This percentage set forth on the cover sheets are calculated based on 49,996,087 shares of the Common Stock outstanding as of October 30, 2015, as disclosed in the Issuer’s Form 10-Q for the period ended September 30, 2015, as filed with the Commission on November 13, 2015.

CUSIP NO. 632307 10 4	13 G	Page 8 of 13 Pages

1	NAMES OF REPORTING PERSONS Nathaniel Goldhaber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 7,390,337 shares of Common Stock (2)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 7,390,337 shares of Common Stock (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,390,337 shares of Common Stock (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.8% (3)
12	TYPE OF REPORTING PERSON* IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes (i) 6,558,616 shares held by CCV, (ii) 611,410 shares held by CCV II and (iii) 220,311 shares held by CCPF. CCP serves as the sole general partner of CCV and CCPF and has sole voting and investment control over the shares owned by CCV and CCPF and may be deemed to own beneficially the shares held by CCV and CCPF. Hawks and Goldhaber are Managing Directors of CCP and share voting and dispositive power over the shares held by CCV and CCPF, and may be deemed to own beneficially the shares held by CCV and CCPF. CCP II serves as the sole general partner of CCV II and has sole voting and investment control over the shares owned by CCV II and may be deemed to own beneficially the shares held by CCV II. Hawks and Goldhaber are Managing Directors of CCP II and share voting and dispositive power over the shares held by CCV II, and may be deemed to own beneficially the shares held by CCV II. CCP II, CCP, Hawks and Goldhaber own no securities of the Issuer directly.
(3)	This percentage set forth on the cover sheets are calculated based on 49,996,087 shares of the Common Stock outstanding as of October 30, 2015, as disclosed in the Issuer’s Form 10-Q for the period ended September 30, 2015, as filed with the Commission on November 13, 2015.

Introductory Note: This statement on Schedule 13G is filed by the Reporting Persons with the Commission in respect of shares of Common Stock, par value $0.0001 per share (“Common Stock”), of Natera, Inc., a Delaware corporation (the “Issuer”).

Item 1

(a)	Name of Issuer:	Natera, Inc.

(b)	Address of Issuer’s
	Principal Executive Offices:	201 Industrial Road, Suite 410
San Carlos, California 94070

Item 2

(a)	Name of Reporting Persons Filing:

1.	Claremont Creek Ventures, L.P. (“CCV”)

2.	Claremont Creek Partners Fund, L.P. (“CCPF”)

3.	Claremont Creek Partners, LLC (“CCP”)

4.	Claremont Creek Ventures II, L.P. (“CCV II”)

5.	Claremont Creek Partners II, LLC (“CCP II”)

6.	Randall Hawks (“Hawks”)

7.	Nathaniel Goldhaber (“Goldhaber”)

(b)	Address of Principal Business Office:	c/o Claremont Creek Ventures
300 Frank H. Ogawa Plaza, Suite 350
Oakland, California 94612

(c)	Citizenship:

CCV	Delaware
CCPF	Delaware
CCP	Delaware
CCV II	Delaware
CCP II	Delaware
Hawks	United States of America
Goldhaber	United States of America

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 632307 10 4

Item 3	Not applicable.

9

Item 4	Ownership.

The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2015:

Reporting Persons	Shares Held Directly (1)	Sole Voting Power (1)	Shared Voting Power (1)	Sole Dispositive Power (1)	Shared Dispositive Power (1)	Beneficial Ownership (1)	Percentage of Class (1, 3)
CCV	6,558,616	0	7,390,337	0	7,390,337	7,390,337	14.8%
CCPF	220,311	0	7,390,337	0	7,390,337	7,390,337	14.8%
CCV II	611,410	0	7,390,337	0	7,390,337	7,390,337	14.8%
CCP (2)	0	0	7,390,337	0	7,390,337	7,390,337	14.8%
CCP II (2)	0	0	7,390,337	0	7,390,337	7,390,337	14.8%
Hawks (2)	0	0	7,390,337	0	7,390,337	7,390,337	14.8%
Goldhaber (2)	0	0	7,390,337	0	7,390,337	7,390,337	14.8%

(1)	Represents the number of shares of Common Stock held by the Reporting Persons.
(2)	CCP serves as the sole general partner of CCV and CCPF and has sole voting and investment control over the shares owned by CCV and CCPF and may be deemed to own beneficially the shares held by CCV and CCPF. Hawks and Goldhaber are Managing Directors of CCP and share voting and dispositive power over the shares held by CCV and CCPF, and may be deemed to own beneficially the shares held by CCV and CCPF. CCP II serves as the sole general partner of CCV II and has sole voting and investment control over the shares owned by CCV II and may be deemed to own beneficially the shares held by CCV II. Hawks and Goldhaber are Managing Directors of CCP II and share voting and dispositive power over the shares held by CCV II, and may be deemed to own beneficially the shares held by CCV II. CCP II, CCP, Hawks and Goldhaber own no securities of the Issuer directly.
(3)	This percentage set forth on the cover sheets are calculated based on 49,996,087 shares of the Common Stock outstanding as of October 30, 2015, as disclosed in the Issuer’s Form 10-Q for the period ended September 30, 2015, as filed with the Commission on November 13, 2015.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

10

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

Not applicable.

11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the attached statement on Schedule 13G is true, complete and correct.

Dated: February 22, 2016

CLAREMONT CREEK VENTURES, L.P.

By: Claremont Creek Partners, LLC
Its: General Partner

By:	/s/ Randall Hawks
Randall Hawks, Managing Director

CLAREMONT CREEK PARTNERS FUND, L.P.

By: Claremont Creek Partners, LLC
Its: General Partner

By:	/s/ Randall Hawks
Randall Hawks, Managing Director

CLAREMONT CREEK PARTNERS, LLC

By:	/s/ Randall Hawks
Randall Hawks, Managing Director

CLAREMONT CREEK VENTURES II, L.P.

By: Claremont Creek Partners II, LLC
Its: General Partner

By:	/s/ Randall Hawks
Randall Hawks, Managing Director

CLAREMONT CREEK PARTNERS II, LLC

By:	/s/ Randall Hawks
Randall Hawks, Managing Director

/s/ Randall Hawks
Randall Hawks

/s/ Nathaniel Goldhaber
Nathaniel Goldhaber

Exhibit(s):

A:	Joint Filing Statement

12